As Filed on April 17, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Amendment No. 1

I.       General Identifying Information

1.       Reason fund is applying to deregister
(check only one; for descriptions, see Instruction 1 above):

[X]     Merger

[ ]       Liquidation

[ ]       Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]       Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  Federated Hermes Government Income Securities, Inc.

3.       Securities and Exchange Commission File No.:  811-03266

4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[    ] Initial Application          [ X ] Amendment

5.       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Federated Hermes Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561

6.       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Leslie Petrone or Jennifer Grimm
Federated Hermes Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561

Leslie.Petrone@FederatedHermes.com
724-720-8840

Jennifer.Grimm@FederatedHermes.com
724.720.8837

7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Federated Administrative Services (“Administrator”)

1001 Liberty Avenue
Pittsburgh, PA 15222-3779
1-800-341-7400

As the Registrant’s administrator, the Administrator maintains books and records of the Registrant created and maintained in accordance with all applicable laws, rules and regulations, including the articles of incorporation, bylaws, agreements, minute books and records required by Section 31(a) and Rule 38a-1 of the Investment Company Act of 1940, as amended, pertaining to the administrative services performed by it and not otherwise created and maintained by another party pursuant to contract with the Registrant.

Federated Investment Management Company (“Adviser”)

1001 Liberty Avenue
Pittsburgh, PA 15222-3779
1-800-341-7400

As the Registrant’s investment adviser, the Adviser maintains records with respect to purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940, as amended.

State Street Bank and Trust Company (“Custodian”)

P.O. Box 8600
Boston, MA 02266-8600
617-662-3590

As the Registrant’s custodian, the Custodian maintains records with respect to securities positions, purchases and sales of securities and other instruments, cash account ledgers and other records maintained by or at the custodian.

SS&C GIDS, Inc. (“Transfer Agent and Dividend Disbursing Agent”)

P.O. Box 219318
Kansas City, MO 64121-9318
1-844-994-7762

As the Registrant’s transfer agent and dividend disbursing agent, the Transfer Agent and Dividend Disbursing Agent maintains share transaction and other shareholder records.

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

[ X ] Management company;

[     ] Unit investment trust; or

[     ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

[ X ] Open-end          [      ] Closed-end

10.       State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Federated Hermes Government Income Securities, Inc. was established under the laws of the State of Maryland on January 24, 1986, and subsequently amended and restated its Articles of Incorporation on July 17, 1996.

11.       Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:
Federated Investment Management Company
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

Sub-Adviser:
NA

12.       Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Federated Securities Corp.
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

13.       If the fund is a unit investment trust (“UIT”) provide:

(a)       Depositor’s name(s) and address(es):

(b)       Trustee’s name(s) and address(es):

Not Applicable.

14.       Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[     ] Yes           [ X ] No

If Yes, for each UIT state:

Name(s): __________

File No.: 811-__________

Business Address: __________

15.       (a)       Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes          [     ] No

If Yes, state the date on which the board vote took place:

November 9, 2023.

If No, explain:

(b)       Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes          [ X ] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The reorganization of Federated Hermes Government Income Securities, Inc. (the “Fund”) into Federated Hermes Government Income Fund, a portfolio of Federated Hermes Government Income Trust, was not required to be approved by shareholders pursuant to Rule 17a-8 of the Investment Company Act of 1940, as amended, applicable Maryland state law and the Fund’s Amended and Restated Articles of Incorporation and By-Laws.

II.       Distributions to Shareholders

16.       Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ] Yes          [     ] No

(a)       If Yes, list the date(s) on which the fund made those distributions:

The reorganization of Federated Hermes Government Income Securities, Inc. occurred at the close of business on February 23, 2024. At the start of business on February 26, 2024, former shareholders of Federated Hermes Government Income Securities, Inc. received shares of Federated Hermes Government Income Fund, a portfolio of Federated Hermes Government Income Trust.

(b)       Were the distributions made on the basis of net assets?

[ X ] Yes          [     ] No

(c)       Were the distributions made pro rata based on share ownership?

[ X ] Yes          [     ] No

(d)       If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)       Liquidations only:
Were any distributions to shareholders made in kind?

[     ] Yes          [     ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not Applicable.

17.       Closed-end funds only:

Has the fund issued senior securities?

[     ] Yes [     ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

Not Applicable.

18.       Has the fund distributed all of its assets to the fund’s shareholders?

[ X ] Yes          [     ] No

If No,

(a)       How many shareholders does the fund have as of the date this form is filed?

(b)       Describe the relationship of each remaining shareholder to the fund:

19.       Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[     ] Yes          [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[     ] Yes          [ X ] No

If Yes,

(a)       Describe the type and amount of each asset retained by the fund as of the date this form is filed.

(b)       Why has the fund retained the remaining assets?

(c)       Will the remaining assets be invested in securities?

[     ] Yes          [     ] No

21.       Does the fund have any outstanding debts (other than face amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[     ] Yes          [ X ] No

If Yes,

(a)       Describe the type and amount of each debt or other liability:

(b)       How does the fund intend to pay these outstanding debts or other liabilities?

IV.       Information About Event(s) Leading to Request For Deregistration

22.       (a)       List the expenses incurred in connection with the Merger or Liquidation:

(i)             Legal expenses: None

(ii)           Accounting expenses: None

(iii)         Other expenses (list and identify separately): Proxy Expenses $11,949.87, Blue Sky Termination Fees $3,320, Auditor Fees $10,780

(iv)          Total Expenses (sum of lines (i) – (iii) above):

$26,049.87

(b)       How were those expenses allocated? Auditor Fees were allocated to the Administrator. Proxy and Blue Sky expenses were allocated to the Registrant.

(c)       Who paid those expenses? Auditor Fees were paid by the Administrator, proxy and Blue Sky expenses were paid by the Registrant.

(d)       How did the fund pay for unamortized expenses (if any)? N/A

23.       Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[     ] Yes          [ X ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

[     ] Yes          [ X ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.       Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[     ] Yes          [ X ] No

If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26.       (a)       State the name of the fund surviving the Merger:

Federated Hermes Government Income Fund, a portfolio of Federated Hermes Government Income Trust (CIK: 0000357052):

(b)       State the Investment Company Act file number of the fund surviving the Merger:

811-03352

(c)       If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Preliminary Form N-14 filed on November 17, 2023
File No. 333-275617
Accession No. 0001623632-23-001457

Amended Preliminary Form N-14 filed on January 8, 2024
File No. 333-275617
Accession No. 0001623632-24-000004

(d)       If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

The Agreement and Plan of Reorganization was filed as part of the preliminary filings described in response to Item 26(c) above.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of FEDERATED HERMES GOVERNMENT INCOME SECURITIES, INC., (ii) he is the ASSISTANT SECRETARY of FEDERATED HERMES GOVERNMENT INCOME SECURITIES, INC., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ George F. Magera
George F. Magera
Assistant Secretary